Exhibit 99.2

FORTIS INC.

Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2017 and 2016
(Unaudited)

F - 1

Fortis Inc.
Condensed Consolidated Interim Balance Sheets (Unaudited)
As at
(in millions of Canadian dollars)
	September 30,	December 31,
	2017	2016

ASSETS

Current assets
Cash and cash equivalents	$252	$269
Accounts receivable and other current assets	1,047	1,127
Prepaid expenses	124	85
Inventories	382	372
Regulatory assets (Note 5)	270	313
Total current assets	2,075	2,166
Other assets	444	406
Regulatory assets (Note 5)	2,620	2,620
Capital assets, net	29,067	29,337
Intangible assets, net	1,051	1,011
Goodwill	11,588	12,364
Total assets	$46,845	$47,904

LIABILITIES AND EQUITY

Current liabilities
Short-term borrowings (Note 16)	$668	$1,155
Accounts payable and other current liabilities	1,769	1,970
Regulatory liabilities (Note 5)	463	492
Current installments of long-term debt (Note 6)	997	251
Current installments of capital lease and finance obligations	65	76
Total current liabilities	3,962	3,944
Other liabilities	1,184	1,279
Regulatory liabilities (Note 5)	1,462	1,691
Deferred income taxes	3,404	3,263
Long-term debt (Note 6)	19,495	20,817
Capital lease and finance obligations	447	460
Total liabilities	29,954	31,454
Commitments and Contingencies (Note 18)
Equity
Common shares (1) (Note 7)	11,505	10,762
Preference shares (Note 8)	1,623	1,623
Additional paid-in capital	10	12
Accumulated other comprehensive income	35	745
Retained earnings	1,951	1,455
Shareholders’ equity	15,124	14,597
Non-controlling interests	1,767	1,853
Total equity	16,891	16,450
Total liabilities and equity	$46,845	$47,904

(1) No par value. Unlimited authorized shares; 419.4 million and 401.5 million issued and outstanding as at September 30, 2017 and December 31, 2016, respectively

See accompanying Notes to Condensed Consolidated Interim Financial Statements

F - 2

Fortis Inc.
Condensed Consolidated Interim Statements of Earnings (Unaudited)
For the periods ended September 30
(in millions of Canadian dollars, except per share amounts)

	Quarter Ended		Year-to-Date
	2017	2016	2017	2016

Revenue	$1,901	$1,528	$6,190	$4,785

Expenses
Energy supply costs	478	503	1,756	1,698
Operating	504	439	1,657	1,367
Depreciation and amortization	290	234	885	700
Total expenses	1,272	1,176	4,298	3,765
Operating income	629	352	1,892	1,020
Other income, net (Note 11)	23	10	78	35
Finance charges (Note 12)	225	164	686	457
Earnings before income taxes	427	198	1,284	598
Income tax expense	106	40	314	110
Net earnings	$321	$158	$970	$488

Net earnings attributable to:
Non-controlling interests	$27	$9	$92	$33
Preference equity shareholders	16	22	49	59
Common equity shareholders	278	127	829	396
	$321	$158	$970	$488

Earnings per common share (Note 13)
Basic	$0.66	$0.45	$2.00	$1.40
Diluted	$0.66	$0.45	$2.00	$1.39

See accompanying Notes to Condensed Consolidated Interim Financial Statements

Fortis Inc.
Condensed Consolidated Interim Statements of Comprehensive (Loss) Income (Unaudited)
For the periods ended September 30
(in millions of Canadian dollars)
	Quarter Ended		Year-to-Date
	2017	2016	2017	2016

Net earnings	$321	$158	$970	$488

Other comprehensive (loss) income
Unrealized foreign currency translation (losses) gains, net of hedging activities and tax	(375)	58	(711)	(229)
Net change in available-for-sale investment, net of tax	—	4	—	6
Net change in fair value of cash flow hedges, net of tax	3	(3)	1	(3)
	(372)	59	(710)	(226)
Comprehensive (loss) income	$(51)	$217	$260	$262
Comprehensive income (loss) attributable to:
Non-controlling interests	$27	$9	$92	$33
Preference equity shareholders	16	22	49	59
Common equity shareholders	(94)	186	119	170
	$(51)	$217	$260	$262

See accompanying Notes to Condensed Consolidated Interim Financial Statements

F - 3

Fortis Inc.
Condensed Consolidated Interim Statements of Cash Flows (Unaudited)
For the periods ended September 30
(in millions of Canadian dollars)

	Quarter Ended		Year-to-Date
	2017	2016	2017	2016

Operating activities
Net earnings	$321	$158	$970	$488
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation - capital assets	261	210	794	626
Amortization - intangible assets	23	17	71	52
Amortization - other	6	7	20	22
Deferred income tax expense	110	29	284	59
Accrued employee future benefits	—	1	10	23
Equity component of allowance for funds used during construction (Note 11)	(19)	(7)	(55)	(20)
Other	16	6	5	60
Change in long-term regulatory assets and liabilities	102	(6)	93	(38)
Change in working capital (Note 14)	(20)	63	(202)	137
Cash from operating activities	800	478	1,990	1,409
Investing activities
Capital expenditures - capital assets	(644)	(498)	(1,967)	(1,315)
Capital expenditures - intangible assets	(62)	(24)	(167)	(66)
Contributions in aid of construction	39	15	76	33
Proceeds on sale of assets	1	1	4	11
Business acquisitions, net of cash acquired (Note 17)	—	—	—	(318)
Other	(17)	(23)	(89)	(49)
Cash used in investing activities	(683)	(529)	(2,143)	(1,704)
Financing activities
Proceeds from long-term debt, net of issue costs	274	223	1,030	579
Repayments of long-term debt and capital lease and finance obligations	(105)	(215)	(140)	(324)
Net (repayments) borrowings under committed credit facilities	(221)	83	(397)	596
Change in short-term borrowings, net	109	252	(478)	(23)
Advances from non-controlling interests	1	1	4	2
Issue of common shares to an institutional investor (Note 7)	—	—	500	—
Issue of common shares, net of costs and dividends reinvested	8	13	52	40
Redemption of preference shares (Note 8)	—	(200)	—	(200)
Dividends
Common shares, net of dividends reinvested	(106)	(69)	(308)	(216)
Preference shares	(16)	(19)	(49)	(56)
Subsidiary dividends paid to non-controlling interests	(34)	(18)	(73)	(33)
Other	3	—	7	—
Cash (used in) from financing activities	(87)	51	148	365
Effect of exchange rate changes on cash and cash equivalents	(9)	5	(12)	(11)
Change in cash and cash equivalents	21	5	(17)	59
Cash and cash equivalents, beginning of period	231	296	269	242
Cash and cash equivalents, end of period	$252	$301	$252	$301

Supplementary Information to Condensed Consolidated Interim Statements of Cash Flows (Note 14)

See accompanying Notes to Condensed Consolidated Interim Financial Statements

F - 4

Fortis Inc.
Condensed Consolidated Interim Statements of Changes in Equity (Unaudited)
For the periods ended September 30
(in millions of Canadian dollars)
	Common Shares	Preference Shares	Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Non-Controlling Interests	Total Equity
	(Note 7)	(Note 8)

As at January 1, 2017	$10,762	$1,623	$12	$745	$1,455	$1,853	$16,450
Net earnings	—	—	—	—	878	92	970
Other comprehensive loss	—	—	—	(710)	—	—	(710)
Common share issues	743	—	(4)	—	—	—	739
Stock-based compensation	—	—	2	—	—	—	2
Advances from non-controlling interests	—	—	—	—	—	4	4
Foreign currency translation impacts	—	—	—	—	—	(109)	(109)
Subsidiary dividends paid to non-controlling interests	—	—	—	—	—	(73)	(73)
Dividends declared on common shares ($0.80 per share)	—	—	—	—	(333)	—	(333)
Dividends declared on preference shares	—	—	—	—	(49)	—	(49)
As at September 30, 2017	$11,505	$1,623	$10	$35	$1,951	$1,767	$16,891

As at January 1, 2016	$5,867	$1,820	$14	$791	$1,388	$473	$10,353
Net earnings	—	—	—	—	455	33	488
Other comprehensive loss	—	—	—	(226)	—	—	(226)
Common share issues	145	—	(4)	—	—	—	141
Stock-based compensation	—	—	2	—	—	—	2
Advances from non-controlling interests	—	—	—	—	—	2	2
Foreign currency translation impacts	—	—	—	—	—	(7)	(7)
Subsidiary dividends paid to non-controlling interests	—	—	—	—	—	(33)	(33)
Redemption of preference shares	—	(197)	—	—	—	—	(197)
Dividends declared on common shares ($1.15 per share)	—	—	—	—	(328)	—	(328)
Dividends declared on preference shares	—	—	—	—	(59)	—	(59)
Adoption of new accounting policy	—	—	—	—	16	—	16
As at September 30, 2016	$6,012	$1,623	$12	$565	$1,472	$468	$10,152

See accompanying Notes to Condensed Consolidated Interim Financial Statements

F - 5

FORTIS INC. NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS For the three and nine months ended September 30, 2017 and 2016 (Unaudited)

1. DESCRIPTION OF BUSINESS

NATURE OF OPERATIONS

Fortis Inc. (“Fortis” or the “Corporation”) is principally an international electric and gas utility holding company. Fortis segments its utility operations by franchise area and, depending on regulatory requirements, by the nature of the assets. Fortis also holds investments in non-regulated energy infrastructure, which is treated as a separate segment. The Corporation’s reporting segments allow senior management to evaluate the operational performance and assess the overall contribution of each segment to the long-term objectives of Fortis. Each entity within the reporting segments operates with substantial autonomy, assumes profit and loss responsibility and is accountable for its own resource allocation.

The Corporation’s reportable segments and basis of segmentation are consistent with those disclosed in the Corporation’s 2016 annual audited consolidated financial statements.

REGULATED UTILITIES

The Corporation’s interests in regulated electric and gas utilities are as follows:

a.
Regulated Electric Transmission Utility - United States: Comprised of ITC Holdings Corp. and the electric transmission operations of its regulated operating subsidiaries, which include International Transmission Company, Michigan Electric Transmission Company, LLC, ITC Midwest LLC and ITC Great Plains, LLC, (collectively “ITC”). ITC was acquired by Fortis in October 2016, with Fortis owning 80.1% of ITC and an affiliate of GIC Private Limited (“GIC”) owning a 19.9% minority interest (Note 17).

b.
Regulated Electric & Gas Utilities - United States: Comprised of UNS Energy, which primarily includes Tucson Electric Power Company, UNS Electric, Inc. and UNS Gas, Inc., and Central Hudson Gas & Electric Corporation (“Central Hudson”).

c.	Regulated Gas Utility - Canadian: Represents FortisBC Energy Inc. (“FortisBC Energy”).

d.
Regulated Electric Utilities - Canadian: Comprised of FortisAlberta Inc. (“FortisAlberta”), FortisBC Inc. (“FortisBC Electric”), and Eastern Canadian Electric Utilities. Eastern Canadian Electric Utilities is comprised of Newfoundland Power Inc., Maritime Electric Company, Limited and FortisOntario Inc., and the Corporation’s 49% equity investment in Wataynikaneyap Power Limited Partnership.

e.
Regulated Electric Utilities - Caribbean: Comprised of Caribbean Utilities Company, Ltd. (“Caribbean Utilities”), in which Fortis holds an approximate 60% controlling interest, two wholly owned utilities in the Turks and Caicos Islands, FortisTCI Limited and Turks and Caicos Utilities Limited (collectively “Fortis Turks and Caicos”), and also includes the Corporation’s 33% equity investment in Belize Electricity Limited (“Belize Electricity”).

NON-REGULATED - ENERGY INFRASTRUCTURE

Non-Regulated - Energy Infrastructure is primarily comprised of long-term contracted generation assets in British Columbia and Belize, and the Aitken Creek natural gas storage facility (“Aitken Creek”) in British Columbia. Aitken Creek was acquired by Fortis in April 2016 (Note 17).

CORPORATE AND OTHER

The Corporate and Other segment captures expense and revenue items not specifically related to any reportable segment and those business operations that are below the required threshold for reporting as separate segments.

The Corporate and Other segment includes net corporate expenses of Fortis and non-regulated holding company expenses.

F - 6

FORTIS INC. NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS For the three and nine months ended September 30, 2017 and 2016 (Unaudited)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These condensed consolidated interim financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) for interim financial statements. As a result, these condensed consolidated interim financial statements do not include all of the information and disclosures required in the annual consolidated financial statements and should be read in conjunction with the Corporation’s 2016 annual audited consolidated financial statements. In management’s opinion, the condensed consolidated interim financial statements include all adjustments that are of a normal recurring nature and necessary to present fairly the consolidated financial position of the Corporation.

Interim results will fluctuate due to the seasonal nature of electricity and gas demand, as well as the timing and recognition of regulatory decisions. Revenue is also affected by the cost of fuel, purchased power and natural gas, which are flowed through to customers without markup. Given the diversified nature of the Corporation’s subsidiaries, seasonality may vary. Most of the annual earnings of the gas utilities are realized in the first and fourth quarters due to space-heating requirements. Earnings for the electric utilities in the United States are generally highest in the second and third quarters due to the use of air conditioning and other cooling equipment.

The preparation of the condensed consolidated interim financial statements in accordance with US GAAP requires management to make estimates and judgments that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenue and expenses during the reporting periods. Estimates and judgments are based on historical experience, current conditions and various other assumptions believed to be reasonable under the circumstances.

Additionally, certain estimates and judgments are necessary since the regulatory environments in which the Corporation’s regulated utilities operate often require amounts to be recognized at estimated values until these amounts are finalized pursuant to regulatory decisions or other regulatory proceedings. Due to changes in facts and circumstances, and the inherent uncertainty involved in making estimates, actual results may differ significantly from current estimates. Estimates and judgments are reviewed periodically and, as adjustments become necessary they are recognized in earnings in the period in which they become known. In the event that a regulatory decision is received after the balance sheet date but before the consolidated financial statements are issued, the facts and circumstances are reviewed to determine whether or not it is a recognized subsequent event.

All amounts are presented in Canadian dollars unless otherwise stated.

These condensed consolidated interim financial statements are comprised of the accounts of Fortis and its wholly owned subsidiaries and controlling ownership interests. All inter-company balances and transactions have been eliminated on consolidation, except as disclosed in Note 4.

These condensed consolidated interim financial statements have been prepared following the same accounting policies and methods as those used to prepare the Corporation’s 2016 annual audited consolidated financial statements, except as described below.

F - 7

FORTIS INC. NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS For the three and nine months ended September 30, 2017 and 2016 (Unaudited)

New Accounting Policies

Simplifying the Test for Goodwill Impairment
Effective January 1, 2017, the Corporation adopted Accounting Standards Update (“ASU”) No. 2017-04, Simplifying the Test for Goodwill Impairment. The amendments in this update simplify the subsequent measurement of goodwill by eliminating step two in the current two-step goodwill impairment test. An entity will apply a one-step quantitative test and record the amount of goodwill impairment as the excess of a reporting unit’s carrying amount over its fair value, not to exceed the total amount of goodwill allocated to the reporting unit. The new guidance does not amend the optional qualitative assessment of goodwill impairment. The above-noted ASU was applied prospectively and did not impact the Corporation’s condensed consolidated interim financial statements for the three and nine months ended September 30, 2017.

3. FUTURE ACCOUNTING PRONOUNCEMENTS

The Corporation considers the applicability and impact of all ASUs issued by the Financial Accounting Standards Board (“FASB”). The following updates have been issued by FASB, but have not yet been adopted by Fortis. Any ASUs not included below were assessed and determined to be either not applicable to the Corporation or are not expected to have a material impact on the consolidated financial statements.

Revenue from Contracts with Customers
ASU No. 2014-09 was issued in May 2014 and the amendments in this update create Accounting Standards Codification (“ASC”) Topic 606, Revenue from Contracts with Customers, and supersede the revenue recognition requirements in ASC Topic 605, Revenue Recognition, including most industry-specific revenue recognition guidance throughout the codification. This standard clarifies the principles for recognizing revenue and can be applied consistently across various transactions, industries and capital markets. In 2016 a number of additional ASUs were issued that clarify implementation guidance in ASC Topic 606. This standard, and all related ASUs, is effective for annual and interim periods beginning after December 15, 2017. Early adoption is permitted for annual and interim periods beginning after December 15, 2016. The Corporation has elected not to early adopt.

The new guidance permits two methods of adoption: (i) the full retrospective method; and (ii) the modified retrospective method. The Corporation expects to adopt the guidance using the modified retrospective method, under which comparative periods would not be restated and the cumulative impact of applying the standard would be recognized at the date of initial adoption, January 1, 2018.

More than 90% of the Corporation’s revenue is generated from energy sales to retail and wholesale customers based on published tariff rates, as approved by the respective regulators. Fortis has assessed retail and wholesale tariff revenue and expects that the adoption of this standard will not change the Corporation’s accounting policy for recognizing retail and wholesale tariff revenue and, therefore, will not have an impact on earnings. Fortis is finalizing its assessment on whether this standard will have an impact on its remaining revenue streams. The Corporation has not disclosed the expected impact of adoption on its consolidated financial statements as it is not expected to be material.

Alternative revenue programs of rate regulated utilities are outside the scope of this standard as they are not considered contracts with customers. Revenues arising from alternative revenue programs will be presented separately from revenues in scope of the new guidance. The Corporation also expects to add additional disclosures to address the requirements to provide more information regarding the nature, amount, timing and uncertainty of revenue and cash flows. Fortis is in the process of drafting these required disclosures.

As part of its effort to adopt the new revenue recognition standard, Fortis is monitoring its adoption process under its existing internal controls over financial reporting (“ICFR”), including accounting processes and the gathering and evaluation of information used in assessing the required disclosures. As the implementation process continues, Fortis will assess any necessary changes to ICFR.

F - 8

FORTIS INC. NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS For the three and nine months ended September 30, 2017 and 2016 (Unaudited)

Recognition and Measurement of Financial Assets and Financial Liabilities
ASU No. 2016-01, Recognition and Measurement of Financial Assets and Financial Liabilities, was issued in January 2016 and the amendments in this update address certain aspects of recognition, measurement, presentation and disclosure of financial instruments. Most notably, the amendments require the following: (i) equity investments in unconsolidated entities (other than those accounted for using the equity method of accounting) to be measured at fair value through earnings; however, entities will be able to elect to record equity investments without readily determinable fair values at cost, less impairment, and plus or minus subsequent adjustments for observable price changes; and (ii) financial assets and financial liabilities to be presented separately in the notes to the consolidated financial statements, grouped by measurement category and form of financial instrument. This update is effective for annual and interim periods beginning after December 15, 2017. Fortis is assessing the impact that the adoption of this update will have on its consolidated financial statements and related disclosures.

Leases
ASU No. 2016-02 was issued in February 2016 and the amendments in this update create ASC Topic 842, Leases, and supersede lease requirements in ASC Topic 840, Leases. The main provision of ASC Topic 842 is the recognition of lease assets and lease liabilities on the balance sheet by lessees for those leases that were previously classified as operating leases. For operating leases, a lessee is required to do the following: (i) recognize a right-of-use asset and a lease liability, initially measured at the present value of the lease payments, on the balance sheet; (ii) recognize a single lease cost, calculated so that the cost of the lease is allocated over the lease term on a generally straight-line basis; and (iii) classify all cash payments within operating activities in the statement of cash flows. These amendments also require qualitative disclosures along with specific quantitative disclosures. This update is effective for annual and interim periods beginning after December 15, 2018 and is to be applied using a modified retrospective approach with practical expedient options. Early adoption is permitted. Fortis is assessing the impact that the adoption of this update will have on its consolidated financial statements and related disclosures.

Measurement of Credit Losses on Financial Instruments
ASU No. 2016-13, Measurement of Credit Losses on Financial Instruments, was issued in June 2016 and the amendments in this update require entities to use an expected credit loss methodology and to consider a broader range of reasonable and supportable information to inform credit loss estimates. This update is effective for annual and interim periods beginning after December 15, 2019 and is to be applied on a modified retrospective basis. Early adoption is permitted for annual and interim periods beginning after December 15, 2018. Fortis is assessing the impact that the adoption of this update will have on its consolidated financial statements and related disclosures.

Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost
ASU No. 2017-07, Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost, was issued in March 2017 and the amendments in this update require that an employer disaggregate the current service cost component of net benefit cost and present it in the same statement of earnings line item(s) as other employee compensation costs arising from services rendered. The other components of net benefit cost are required to be presented separately from the service cost component and outside of operating income. Additionally, the amendments allow only the service cost component to be eligible for capitalization when applicable. This update is effective for annual and interim periods beginning after December 15, 2017. Early adoption is permitted. The amendments in this update should be applied retrospectively for the presentation of the net periodic benefit costs and prospectively, on and after the effective date, for the capitalization in assets of only the service cost component of net periodic benefit costs. Fortis is assessing the impact that the adoption of this update will have on its consolidated financial statements and related disclosures.

F - 9

FORTIS INC. NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS For the three and nine months ended September 30, 2017 and 2016 (Unaudited)

Targeted Improvements to Accounting for Hedging Activities
ASU No. 2017-12, Targeted Improvements to Accounting for Hedging Activities, was issued in August 2017 and the amendments in this update better align risk management activities and financial reporting for hedging relationships through changes to both the designation and measurement guidance for qualifying hedging relationships and presentation of hedge results. This update is effective for annual and interim periods beginning after December 15, 2018. Early adoption is permitted. The amendments in this update should be reflected as of the beginning of the fiscal year of adoption. For cash flow and net investment hedges existing at the date of adoption, the amendments should be applied as a cumulative-effect adjustment related to eliminating the separate measurement of ineffectiveness to accumulated other comprehensive income with a corresponding adjustment to the opening balance of retained earnings. Amended presentation and disclosure guidance is required only prospectively. Fortis is assessing the impact that the adoption of this update will have on its consolidated financial statements and related disclosures.

F - 10

FORTIS INC. NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS For the three and nine months ended September 30, 2017 and 2016 (Unaudited)

4.    SEGMENTED INFORMATION
Information by reportable segment is as follows:

	REGULATED									NON-REGULATED
Quarter Ended	United States			Canada						Energy		Inter-
September 30, 2017		UNS	Central	FortisBC	Fortis	FortisBC	Eastern	Caribbean		Infra-	Corporate	segment
($ millions)	ITC	Energy	Hudson	Energy	Alberta	Electric	Canadian	Electric	Total	structure	and Other	eliminations	Total
Revenue	376	599	197	156	153	93	206	77	1,857	47	—	(3)	1,901
Energy supply costs	—	199	54	38	—	33	117	37	478	—	—	—	478
Operating expenses	103	145	95	64	47	21	32	11	518	12	(23)	(3)	504
Depreciation and amortization	54	62	16	49	47	16	24	14	282	8	—	—	290
Operating income	219	193	32	5	59	23	33	15	579	27	23	—	629
Other income (expenses), net	10	2	3	5	(1)	1	(1)	1	20	1	2	—	23
Finance charges	63	24	10	28	23	10	14	4	176	2	47	—	225
Income tax expense (recovery)	58	59	10	(4)	—	3	6	—	132	2	(28)	—	106
Net earnings (loss)	108	112	15	(14)	35	11	12	12	291	24	6	—	321
Non-controlling interests	19	—	—	1	—	—	—	4	24	3	—	—	27
Preference share dividends	—	—	—	—	—	—	—	—	—	—	16	—	16
Net earnings (loss) attributable to common equity shareholders	89	112	15	(15)	35	11	12	8	267	21	(10)	—	278
Goodwill	7,655	1,724	563	913	227	235	67	177	11,561	27	—	—	11,588
Identifiable assets	9,694	6,739	2,470	5,353	4,061	1,942	2,334	1,113	33,706	1,551	72	(72)	35,257
Total assets	17,349	8,463	3,033	6,266	4,288	2,177	2,401	1,290	45,267	1,578	72	(72)	46,845
Gross capital expenditures	213	99	53	132	109	26	39	29	700	6	—	—	706

Quarter Ended
September 30, 2016
($ millions)
Revenue	—	604	208	151	143	88	211	79	1,484	44	2	(2)	1,528
Energy supply costs	—	214	66	29	—	32	123	35	499	3	—	1	503
Operating expenses	—	148	96	69	46	20	32	11	422	12	8	(3)	439
Depreciation and amortization	—	65	15	49	45	15	23	13	225	8	1	—	234
Operating income (loss)	—	177	31	4	52	21	33	20	338	21	(7)	—	352
Other income (expenses), net	—	2	1	4	—	1	—	1	9	—	1	—	10
Finance charges	—	24	10	33	21	9	15	4	116	1	47	—	164
Income tax expense (recovery)	—	53	8	(6)	1	2	4	—	62	—	(22)	—	40
Net earnings (loss)	—	102	14	(19)	30	11	14	17	169	20	(31)	—	158
Non-controlling interests	—	—	—	—	—	—	—	4	4	5	—	—	9
Preference share dividends	—	—	—	—	—	—	—	—	—	—	22	—	22
Net earnings (loss) attributable to common equity shareholders	—	102	14	(19)	30	11	14	13	165	15	(53)	—	127
Goodwill	—	1,812	591	913	227	235	67	186	4,031	27	—	—	4,058
Identifiable assets	—	6,826	2,479	5,089	3,789	1,899	2,255	1,137	23,474	1,465	280	(86)	25,133
Total assets	—	8,638	3,070	6,002	4,016	2,134	2,322	1,323	27,505	1,492	280	(86)	29,191
Gross capital expenditures	—	198	59	86	94	15	50	19	521	1	—	—	522

F - 11

FORTIS INC. NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS For the three and nine months ended September 30, 2017 and 2016 (Unaudited)

	REGULATED									NON-REGULATED
Year-to-Date	United States			Canada						Energy		Inter-
September 30, 2017		UNS	Central	FortisBC	Fortis	FortisBC	Eastern	Caribbean		Infra-	Corporate	segment
($ millions)	ITC	Energy	Hudson	Energy	Alberta	Electric	Canadian	Electric	Total	structure	and Other	eliminations	Total
Revenue	1,179	1,609	661	832	448	291	789	227	6,036	162	1	(9)	6,190
Energy supply costs	—	545	203	292	—	100	511	105	1,756	1	—	(1)	1,756
Operating expenses	330	442	305	208	147	65	100	34	1,631	35	(1)	(8)	1,657
Depreciation and amortization	164	195	50	149	142	47	71	42	860	24	1	—	885
Operating income	685	427	103	183	159	79	107	46	1,789	102	1	—	1,892
Other income (expenses), net	31	17	7	14	1	1	—	3	74	1	4	(1)	78
Finance charges	193	76	31	86	69	28	42	14	539	4	144	(1)	686
Income tax expense (recovery)	190	126	31	22	—	10	17	—	396	9	(91)	—	314
Net earnings (loss)	333	242	48	89	91	42	48	35	928	90	(48)	—	970
Non-controlling interests	60	—	—	1	—	—	—	10	71	21	—	—	92
Preference share dividends	—	—	—	—	—	—	—	—	—	—	49	—	49
Net earnings (loss) attributable to common equity shareholders	273	242	48	88	91	42	48	25	857	69	(97)	—	829
Goodwill	7,655	1,724	563	913	227	235	67	177	11,561	27	—	—	11,588
Identifiable assets	9,694	6,739	2,470	5,353	4,061	1,942	2,334	1,113	33,706	1,551	72	(72)	35,257
Total assets	17,349	8,463	3,033	6,266	4,288	2,177	2,401	1,290	45,267	1,578	72	(72)	46,845
Gross capital expenditures	725	347	156	329	304	72	102	86	2,121	13	—	—	2,134

Year-to-Date
September 30, 2016
($ millions)
Revenue	—	1,534	642	758	429	275	785	225	4,648	139	7	(9)	4,785
Energy supply costs	—	570	199	204	—	93	511	101	1,678	20	—	—	1,698
Operating expenses	—	447	289	209	142	63	101	35	1,286	28	61	(8)	1,367
Depreciation and amortization	—	197	46	149	134	43	68	39	676	21	3	—	700
Operating income (loss)	—	320	108	196	153	76	105	50	1,008	70	(57)	(1)	1,020
Other income (expenses), net	—	6	3	11	2	1	1	5	29	1	5	—	35
Finance charges	—	75	30	97	63	28	43	10	346	3	109	(1)	457
Income tax expense (recovery)	—	81	31	29	1	8	15	—	165	1	(56)	—	110
Net earnings (loss)	—	170	50	81	91	41	48	45	526	67	(105)	—	488
Non-controlling interests	—	—	—	—	—	—	—	11	11	22	—	—	33
Preference share dividends	—	—	—	—	—	—	—	—	—	—	59	—	59
Net earnings (loss) attributable to common equity shareholders	—	170	50	81	91	41	48	34	515	45	(164)	—	396
Goodwill	—	1,812	591	913	227	235	67	186	4,031	27	—	—	4,058
Identifiable assets	—	6,826	2,479	5,089	3,789	1,899	2,255	1,137	23,474	1,465	280	(86)	25,133
Total assets	—	8,638	3,070	6,002	4,016	2,134	2,322	1,323	27,505	1,492	280	(86)	29,191
Gross capital expenditures	—	416	177	252	260	53	113	83	1,354	17	10	—	1,381

F - 12

FORTIS INC. NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS For the three and nine months ended September 30, 2017 and 2016 (Unaudited)

Related-party and inter-company transactions

Related-party transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. There were no material related-party transactions for the three and nine months ended September 30, 2017 and 2016.

Inter-company balances and inter-company transactions, including any related inter-company profit, are eliminated on consolidation, except for certain inter-company transactions between non-regulated and regulated entities in accordance with accounting standards for rate-regulated entities. The significant inter-company transactions are summarized in the following table.

	Quarter Ended		Year-to-Date
	September 30		September 30
($ millions)	2017	2016	2017	2016
Sale of capacity from Waneta Expansion to FortisBC Electric (Note 19)	11	14	30	32
Sale of energy from Belize Electric Company Limited to Belize Electricity	11	12	25	26
Lease of gas storage capacity and gas sales from Aitken Creek to FortisBC Energy (Note 19)	5	4	18	9

As at September 30, 2017, accounts receivable on the Corporation’s condensed consolidated interim balance sheet included approximately $16 million due from Belize Electricity (December 31, 2016 - $16 million), in which Fortis holds a 33% equity investment.

5. REGULATORY ASSETS AND LIABILITIES
A summary of the Corporation’s regulatory assets and liabilities is provided below. For a detailed description of the nature of the Corporation’s regulatory assets and liabilities, refer to Note 8 to the Corporation’s 2016 annual audited consolidated financial statements.

	As at
	September 30,	December 31,
($ millions)	2017	2016
Regulatory assets
Deferred income taxes	1,271	1,260
Employee future benefits	523	576
Deferred energy management costs	192	178
Deferred lease costs	109	97
Generation early retirement costs (1)	103	—
Rate stabilization accounts	100	183
Deferred operating overhead costs	88	78
Manufactured gas plant site remediation deferral	75	107
Natural gas for transportation incentives	36	40
Other regulatory assets	393	414
Total regulatory assets	2,890	2,933
Less: current portion	(270)	(313)
Long-term regulatory assets	2,620	2,620

F - 13

FORTIS INC. NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS For the three and nine months ended September 30, 2017 and 2016 (Unaudited)

	As at
	September 30,	December 31,
($ millions)	2017	2016
Regulatory liabilities
Non-asset retirement obligation removal cost provision	1,081	1,194
Rate stabilization accounts	245	230
Return on equity refund liability	179	346
Energy efficiency liability	74	49
Renewable energy surcharge	63	53
Electric and gas moderator account	58	71
Employee future benefits	44	42
Other regulatory liabilities	181	198
Total regulatory liabilities	1,925	2,183
Less: current portion	(463)	(492)
Long-term regulatory liabilities	1,462	1,691

(1)	Generation early retirement costs
UNS Energy holds an undivided interest in the jointly owned Navajo Generating Station (“Navajo”), located on a site leased from the Navajo Nation with an initial lease term through December 2019. In June 2017 the Navajo Nation approved a land-lease extension that allows TEP and the co-owners of Navajo to continue operations through December 2019 and begin decommissioning activities thereafter. Retirement costs related to Navajo are currently being recovered through to 2030.
UNS Energy owns the Sundt Generating Facility (“Sundt”) and in August 2017 TEP submitted an application related to a generation modernization project at the facility, which will add generation capacity in the form of gas-fired reciprocating engines. As part of the application, TEP plans to early retire Sundt Units 1 and 2 by the end of 2020. Capital and operating costs related to Sundt Units 1 and 2 are currently being recovered through to 2028 and 2030, respectively.
As a result of the planned early retirement of Navajo and Sundt Units 1 and 2, the net book value and other related retirement costs were reclassified from capital assets to regulatory assets, and as at September 30, 2017 the net book value of these assets was $103 million (US$83 million).

6. LONG-TERM DEBT

	As at
	September 30,	December 31,
($ millions)	2017	2016
Long-term debt	20,096	20,246
Long-term classification of credit facility borrowings (Note 16)	538	973
Total long-term debt (Note 15)	20,634	21,219
Less: Deferred financing costs and debt discounts	(142)	(151)
Less: Current installments of long-term debt	(997)	(251)
	19,495	20,817

In March 2017 ITC entered into 1-year and 2-year unsecured term loan credit agreements at floating interest rates of a one-month LIBOR plus a spread of 0.90% and 0.65%, respectively. As at September 30, 2017, borrowings under the term loan credit agreements were US$200 million ($250 million) and US$50 million ($62 million), respectively, representing the maximum amounts available under the agreements. The net proceeds from these borrowings were used to repay credit facility borrowings and for general corporate purposes.

In April 2017 ITC issued 30-year US$200 million ($250 million) secured first mortgage bonds at 4.16%. The net proceeds from the issuance were used to repay credit facility borrowings and for general corporate purposes.

F - 14

FORTIS INC. NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS For the three and nine months ended September 30, 2017 and 2016 (Unaudited)

In March and May 2017, Caribbean Utilities issued US$60 million ($75 million) of unsecured notes in a dual tranche of 15-year US$40 million ($50 million) at 3.90% and 30‑year US$20 million ($25 million) at 4.64%, respectively. The net proceeds from the issuances were used to finance capital expenditures and repay short-term borrowings.

In June 2017 Newfoundland Power issued 40-year $75 million first mortgage sinking fund bonds at 3.815%. The net proceeds from the issuance were used to repay credit facility borrowings and for general corporate purposes.

In August 2017 Central Hudson issued 30-year US$30 million ($37 million) unsecured notes at 4.05% and 40-year US$30 million ($37 million) unsecured notes at 4.20%. The net proceeds from the issuances were used to repay maturing long-term debt and for general corporate purposes.

In September 2017 FortisAlberta issued 30-year $200 million unsecured debentures at 3.67%. The net proceeds from the issuance were used to repay credit facility borrowings, to finance capital expenditures and for general corporate purposes.

In October 2017 FortisBC Energy issued $175 million of unsecured debentures at 3.69%. The net proceeds from the issuance were used to repay short-term borrowings.

7. COMMON SHARES

Common shares issued during the period were as follows.

	Quarter Ended		Year-to-Date
	September 30, 2017		September 30, 2017
	Number		Number
	of Shares	Amount	of Shares	Amount
	(in thousands)	($ millions)	(in thousands)	($ millions)
Balance, beginning of period	417,885	11,435	401,486	10,762
Private Offering	—	—	12,195	500
Dividend Reinvestment Plan	1,368	61	4,323	187
Stock Option Plans	107	5	1,062	39
Employee Share Purchase Plan	83	4	360	16
Consumer Share Purchase Plan	6	—	21	1
Conversion of Convertible Debentures	—	—	2	—
Balance, end of period	419,449	11,505	419,449	11,505

Private Offering

In March 2017 Fortis issued approximately 12.2 million common shares to an institutional investor, representing share consideration of $500 million at a price of $41.00 per share. The net proceeds were used to repay short-term borrowings (Note 16).

8. PREFERENCE SHARES

In September 2016 the Corporation redeemed all of the issued and outstanding $200 million 4.9% First Preference Shares, Series E at a redemption price of $25.3063 per share, being equal to $25.00 plus the amount of accrued and unpaid dividends per share. Upon redemption, approximately $3 million of after-tax issuance costs associated with the First Preference Shares, Series E were recognized in net earnings attributable to preference equity shareholders.

F - 15

FORTIS INC. NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS For the three and nine months ended September 30, 2017 and 2016 (Unaudited)

9. STOCK-BASED COMPENSATION PLANS

For the three and nine months ended September 30, 2017, stock‑based compensation expense of approximately $4 million and $28 million, respectively, was recognized ($3 million and $18 million for the three and nine months ended September 30, 2016, respectively).

Stock Options

In February 2017 the Corporation granted 774,924 options to purchase common shares under its 2012 Stock Option Plan (“2012 Plan”) at the five‑day volume weighted average trading price immediately preceding the date of grant of $42.36. The options granted under the 2012 Plan are exercisable for a period not to exceed 10 years from the date of grant, expire no later than three years after the termination, death or retirement of the optionee and vest evenly over a four‑year period on each anniversary of the date of grant. Directors are not eligible to receive grants of options under the 2012 Plan.

The accounting fair value of each option granted was $3.22 per option. The accounting fair value was estimated at the date of grant using the Black‑Scholes fair value option‑pricing model and the following assumptions:

Dividend yield (%)	3.8
Expected volatility (%)	16.1
Risk-free interest rate (%)	1.2
Weighted average expected life (years)	5.6

Directors’ Deferred Share Unit Plan

In January 2017, 8,351 Deferred Share Units (“DSUs”) were granted to the Corporation’s Board of Directors, representing the first quarter equity component of the Directors’ annual compensation and, where opted, their first quarter component of annual retainers in lieu of cash. Each DSU represents a unit with an underlying value equivalent to the value of one common share of the Corporation and is entitled to accrue notional common share dividends equivalent to those declared by the Corporation’s Board of Directors. The DSUs are fully vested at the date of grant.

In April 2017, 7,846 DSUs were granted to the Corporation’s Board of Directors, representing the second quarter equity component of the Directors’ annual compensation and, where opted, their second quarter component of annual retainers in lieu of cash.

In July 2017, 7,491 DSUs were granted to the Corporation’s Board of Directors, representing the third quarter equity component of the Directors’ annual compensation and, where opted, their third quarter component of annual retainers in lieu of cash.

Performance Share Unit Plans

Year-to-date 2017, the Corporation granted 728,552 Performance Share Units (“PSUs”) to senior management of the Corporation and its subsidiaries, with the exception of ITC where PSUs were granted to all employees consistent with past practice. The Corporation’s PSU Plans represent a component of long‑term compensation. Each PSU represents a unit with an underlying value equivalent to the value of one common share of the Corporation and is subject to a three‑year vesting and performance period, at which time a cash payment may be made. Each PSU is entitled to accrue notional common share dividends equivalent to those declared by the Corporation’s Board of Directors. As at September 30, 2017, the estimated weighted average payout percentages ranged from 74% to 103%.

In the second quarter of 2017, the Corporation paid out 281,794 PSUs at $41.46 per PSU, for a total of approximately $13 million. The payout was made in respect of the PSUs granted in 2014. The payout percentage ranged from 106% to 113% and was based on the Corporation’s and subsidiaries’ performance over the three‑year period, as determined by the respective Human Resources Committees.

F - 16

FORTIS INC. NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS For the three and nine months ended September 30, 2017 and 2016 (Unaudited)

Restricted Share Unit Plans

Year-to-date 2017, the Corporation granted 330,686 Restricted Share Units (“RSUs”) to senior management of the Corporation and its subsidiaries, with the exception of ITC where RSUs were granted to all employees consistent with past practice. The Corporation’s RSU Plan represents a component of long‑term compensation. Each RSU represents a unit with an underlying value equivalent to the value of one common share of the Corporation and is subject to a three‑year vesting period, at which time a cash payment may be made. Each RSU is entitled to accrue notional common share dividends equivalent to those declared by the Corporation’s Board of Directors.

10. EMPLOYEE FUTURE BENEFITS

The Corporation and its subsidiaries each maintain one or a combination of defined benefit pension plans and defined contribution pension plans, including group Registered Retirement Savings Plans and group 401(k) plans, for employees. The Corporation and certain subsidiaries also offer other post‑employment benefit (“OPEB”) plans for qualifying employees. The net benefit cost of providing the defined benefit pension and OPEB plans is detailed in the following tables.

	Quarter Ended September 30
	Defined Benefit Pension Plans		OPEB Plans
($ millions)	2017	2016	2017	2016
Components of net benefit cost:
Service costs	19	16	6	5
Interest costs	27	28	6	5
Expected return on plan assets	(37)	(36)	(4)	(4)
Amortization of actuarial losses	11	12	—	—
Amortization of past service credits/plan amendments	—	—	(3)	(3)
Regulatory adjustments	1	2	2	2
Net benefit cost	21	22	7	5

	Year-to-Date September 30
	Defined Benefit Pension Plans		OPEB Plans
($ millions)	2017	2016	2017	2016
Components of net benefit cost:
Service costs	58	48	20	12
Interest costs	85	83	19	16
Expected return on plan assets	(113)	(107)	(11)	(10)
Amortization of actuarial losses	34	35	1	1
Amortization of past service credits/plan amendments	—	1	(9)	(9)
Regulatory adjustments	1	5	4	7
Net benefit cost	65	65	24	17

For the three and nine months ended September 30, 2017, the Corporation expensed $8 million and $28 million, respectively, ($7 million and $22 million for the three and nine months ended September 30, 2016, respectively) related to defined contribution pension plans.

F - 17

FORTIS INC. NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS For the three and nine months ended September 30, 2017 and 2016 (Unaudited)

11. OTHER INCOME, NET

	Quarter Ended		Year-to-Date
	September 30		September 30
($ millions)	2017	2016	2017	2016
Equity component of allowance for funds used during construction (“AFUDC”)	19	7	55	20
Interest income	4	1	11	5
Equity income - Belize Electricity	1	1	2	4
Other	(1)	1	10	6
	23	10	78	35

12. FINANCE CHARGES

	Quarter Ended		Year-to-Date
	September 30		September 30
($ millions)	2017	2016	2017	2016
Interest:
Long-term debt and capital lease and finance obligations	231	147	702	436
Short-term borrowings	4	1	12	5
Acquisition credit facilities	—	21	—	35
Debt component of AFUDC	(10)	(5)	(28)	(19)
	225	164	686	457

13. EARNINGS PER COMMON SHARE

The Corporation calculates earnings per common share (“EPS”) on the weighted average number of common shares outstanding. Diluted EPS is calculated using the treasury stock method for options and the “if-converted” method for convertible securities.

EPS was as follows.

	Quarter Ended September 30
	2017			2016
	Net Earnings	Weighted		Net Earnings	Weighted
	to Common	Average		to Common	Average
	Shareholders	Shares		Shareholders	Shares
	($ millions)	(# millions)	EPS	($ millions)	(# millions)	EPS
Basic EPS	278	418.6	$0.66	127	285.0	$0.45
Effect of potential dilutive securities:
Stock Options	—	0.7		—	0.7
Preference Shares	—	—		2	3.8
Diluted EPS	278	419.3	$0.66	129	289.5	$0.45

F - 18

FORTIS INC. NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS For the three and nine months ended September 30, 2017 and 2016 (Unaudited)

	Year-to-Date September 30
	2017			2016
	Net Earnings	Weighted		Net Earnings	Weighted
	to Common	Average		to Common	Average
	Shareholders	Shares		Shareholders	Shares
	($ millions)	(# millions)	EPS	($ millions)	(# millions)	EPS
Basic EPS	829	413.9	$2.00	396	283.7	$1.40
Effect of potential dilutive securities:
Stock Options	—	0.7		—	0.7
Preference Shares	—	—		7	5.0
Diluted EPS	829	414.6	$2.00	403	289.4	$1.39

14.	SUPPLEMENTARY INFORMATION TO CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

	Quarter Ended		Year-to-Date
	September 30		September 30
($ millions)	2017	2016	2017	2016
Change in working capital:
Accounts receivable and other current assets	23	43	29	127
Prepaid expenses	(61)	(30)	(50)	(37)
Inventories	(36)	(39)	(25)	6
Regulatory assets - current portion	15	4	2	4
Accounts payable and other current liabilities	14	85	(7)	21
Regulatory liabilities - current portion	25	—	(151)	16
	(20)	63	(202)	137

Non-cash investing and financing activities:
Accrued capital expenditures	295	152	295	152
Common share dividends reinvested	61	37	186	102
Transfer of deposit on business acquisition (Note 17)	—	—	—	38
Contributions in aid of construction	32	6	32	6
Exercise of stock options into common shares	—	1	4	4

15. FAIR VALUE MEASUREMENTS AND FINANCIAL INSTRUMENTS

Fair value is the price at which a market participant could sell an asset or transfer a liability to an unrelated party. A fair value measurement is required to reflect the assumptions that market participants would use in pricing an asset or liability based on the best available information. These assumptions include the risks inherent in a particular valuation technique, such as a pricing model, and the risks inherent in the inputs to the model. A fair value hierarchy exists that prioritizes the inputs used to measure fair value.

The three levels of the fair value hierarchy are defined as follows:

Level 1:    Fair value determined using unadjusted quoted prices in active markets;
Level 2:    Fair value determined using pricing inputs that are observable; and

Level 3:	Fair value determined using unobservable inputs only when relevant observable inputs are not available.

F - 19

FORTIS INC. NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS For the three and nine months ended September 30, 2017 and 2016 (Unaudited)

The fair values of the Corporation’s financial instruments, including derivatives, reflect point-in-time estimates based on current and relevant market information about the instruments as at the balance sheet dates. The estimates cannot be determined with precision as they involve uncertainties and matters of judgment and, therefore, may not be relevant in predicting the Corporation’s future consolidated earnings or cash flows.

The following table presents, by level within the fair value hierarchy, the Corporation’s assets and liabilities accounted for at fair value on a recurring basis. These assets and liabilities are classified based on the lowest level of input that is significant to the fair value measurement and there were no transfers between the levels in the periods presented. For derivative instruments, the Corporation has elected gross presentation for its derivative contracts under master netting agreements and collateral positions.

		As at
	Fair value	September 30,	December 31,
($ millions)	hierarchy	2017	2016
Assets
Energy contracts subject to regulatory deferral (1) (2) (3)	Levels 1/2/3	5	19
Energy contracts not subject to regulatory deferral (1) (2) (4)	Levels 2/3	13	3
Interest rate swaps (5)	Level 2	13	11
Other investments (6)	Level 1	80	69
Total gross assets		111	102
Less: Counterparty netting not offset on the balance sheet (7)		(4)	(9)
Total net assets		107	93

Liabilities
Energy contracts subject to regulatory deferral (1) (2) (8)	Levels 2/3	37	26
Energy contracts not subject to regulatory deferral (1) (2) (9)	Level 2/3	1	9
Interest rate and total return swaps (5)	Level 2	7	3
Total gross liabilities		45	38
Less: Counterparty netting not offset on the balance sheet (7)		(4)	(9)
Total net liabilities		41	29

(1)
The fair value of the Corporation’s energy contracts is recognized in accounts receivable and other current assets, long-term other assets, accounts payable and other current liabilities and long-term other liabilities. Unrealized gains and losses arising from changes in fair value of these contracts are deferred as a regulatory asset or liability for recovery from, or refund to, customers in future rates as permitted by the regulators, with the exception of wholesale trading contracts and certain gas swap contracts.

(2)
Changes in one or more of the unobservable inputs could have a significant impact on the fair value measurement depending on the magnitude and direction of the change for each input. The impacts of changes in fair value are subject to regulatory recovery, with the exception of wholesale trading contracts and certain gas swap contracts.

(3)	As at September 30, 2017, includes - $3 million - level 2 and $2 million - level 3 (December 31, 2016 - $1 million - level 1, $13 million - level 2 and $5 million - level 3)

(4)	As at September 30, 2017, includes - $8 million - level 2 and $5 million - level 3 (December 31, 2016 - $3 million - level 3)

(5)
The fair value of the Corporation’s interest rate and total return swaps is recognized in accounts receivable and other current assets, accounts payable and other current liabilities and long-term other liabilities.

(6)	Included in long-term other assets on the consolidated balance sheet.

(7)	Certain energy contracts are subject to legally enforceable master netting arrangements to mitigate credit risk and are netted by counterparty where the intent and legal right to offset exists.

(8)	As at September 30, 2017, includes $26 million - level 2 and $11 million - level 3 (December 31, 2016 - $21 million - level 2 and $5 million - level 3).

(9)	As at September 30, 2017, includes $1 million - level 3 (December 31, 2016 - $9 million - level 2).

F - 20

FORTIS INC. NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS For the three and nine months ended September 30, 2017 and 2016 (Unaudited)

Derivative Instruments

The Corporation generally limits the use of derivative instruments to those that qualify as accounting, economic or cash flow hedges, or those that are approved for regulatory recovery. The Corporation records all derivative instruments at fair value, with certain exceptions including those derivatives that qualify for the normal purchase and normal sale exception. The fair value of derivative instruments is the estimate of the amounts that the Corporation would receive or have to pay to terminate the outstanding contracts as at the balance sheet dates.

Energy Contracts Subject to Regulatory Deferral
UNS Energy holds electricity power purchase contracts and gas swap contracts to reduce its exposure to energy price risk associated with purchased power and gas requirements. UNS Energy primarily applies the market approach for fair value measurements using independent third-party information, where possible. When published prices are not available, adjustments are applied based on historical price curve relationships, transmission costs and line losses. UNS Energy also considers the impact of counterparty credit risk using current and historical default and recovery rates, as well as its own credit risk using credit default swap data.

Central Hudson holds swap contracts for electricity and natural gas to minimize price volatility by fixing the effective purchase price for the defined commodities. The fair value of the swap contracts was calculated using forward pricing provided by independent third parties.

FortisBC Energy holds gas supply contracts and fixed-price financial swaps to fix the effective purchase price of natural gas, as the majority of the natural gas supply contracts have floating, rather than fixed, prices. The fair value of the natural gas derivatives was calculated using the present value of cash flows based on published market prices and forward curves for natural gas.

As at September 30, 2017, these energy contract derivatives were not designated as hedges; however, any unrealized gains or losses associated with changes in the fair value of the derivatives are deferred as a regulatory asset or liability for recovery from, or refund to, customers in future rates, as permitted by the regulators. These unrealized losses and gains would otherwise be recognized in earnings. As at September 30, 2017, unrealized losses of $33 million (December 31, 2016 - $19 million) were recognized in regulatory assets and unrealized gains of $1 million (December 31, 2016 - $12 million) were recognized in regulatory liabilities (Note 5).

Energy Contracts Not Subject to Regulatory Deferral
UNS Energy holds wholesale trading contracts that qualify as derivative instruments. The unrealized gains and losses on these derivative instruments are recognized in earnings, as they do not qualify for regulatory deferral. Ten percent of any realized gains on these contracts are shared with customers through UNS Energy’s rate stabilization accounts.

Aitken Creek holds gas swap contracts to manage its exposure to changes in natural gas prices, to capture natural gas price spreads, and to manage the financial risk posed by physical transactions. The fair value of the gas swap contracts was calculated using forward pricing from published market sources. The unrealized gains and losses on these derivative instruments are recognized in earnings.

Interest Rate and Total Return Swaps
As at September 30, 2017, ITC held forward-starting interest rate swaps, effective December 2017 and January 2018, with notional amounts totalling $936 million and with 5-year and 10-year original terms. The agreements include a mandatory early termination provision and will be terminated no later than the effective dates. The interest rate swaps manage the interest rate risk associated with the forecasted future issuance of fixed-rate debt related to the refinancing of long-term debt due in January 2018, and amounts outstanding under the revolving credit facility and commercial paper program.

UNS Energy holds an interest rate swap, expiring in 2020, to mitigate its exposure to volatility in variable interest rates on capital lease obligations.

F - 21

FORTIS INC. NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS For the three and nine months ended September 30, 2017 and 2016 (Unaudited)

In August 2017 the Corporation entered into three total return swaps with a combined notional amount of $33 million and terms ranging from one to three years terminating in January 2018, 2019 and 2020. The total return swaps manage the cash flow risk associated with forecasted future cash settlements of the respective DSU and RSU obligations (Note 9).

The unrealized gains and losses on interest rate swaps are recognized in other comprehensive income and reclassified to earnings as a component of interest expense over the life of the hedged debt. The loss expected to be reclassified to earnings within the next twelve months is estimated to be approximately $4 million (net of tax). The unrealized gains and losses on the total return swaps are recognized in earnings. Cash flows associated with the settlement of all derivative instruments are included in operating activities on the Corporation’s consolidated statement of cash flows.

Volume of Derivative Activity

As at September 30, 2017, the following notional volumes related to electricity and natural gas derivatives that are expected to be settled are outlined below.

	Maturity	Contracts						There-after
Volume (1)	(year)	(#)	2017	2018	2019	2020	2021
Energy contracts subject to regulatory deferral:
Electricity swap contracts (GWh)	2019	8	247	832	438	—	—	—
Electricity power purchase contracts (GWh)	2018	24	458	177	—	—	—	—
Gas swap contracts (PJ)	2020	117	7	45	19	4	—	—
Gas supply contract premiums (PJ)	2024	125	40	82	31	28	22	43
Energy contracts not subject to regulatory deferral:
Wholesale trading contracts (GWh)	2018	19	1,056	2,300	—	—	—	—
Gas swap contracts (PJ)	2018	111	6	27	—	—	—	—

(1)	GWh means gigawatt hours and PJ means petajoules.

Financial Instruments Not Carried At Fair Value

The following table discloses the estimated fair value measurements of the Corporation’s financial instruments not carried at fair value. The carrying values of the Corporation’s consolidated financial instruments approximate their fair values, reflecting the short-term maturity, normal trade credit terms and/or nature of these instruments, except as follows.

	As at
	September 30, 2017		December 31, 2016
($ millions)	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
Long-term debt, including current portion (Note 6) (1)	20,634	22,147	21,219	22,523
Waneta Partnership promissory note (2)	62	62	59	61

(1)	Long-term debt is valued using Level 2 inputs.

(2)	Included in long-term other liabilities on the consolidated balance sheet

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FORTIS INC. NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS For the three and nine months ended September 30, 2017 and 2016 (Unaudited)

The fair value of long-term debt is calculated using quoted market prices when available. When quoted market prices are not available, as is the case with the Waneta Partnership promissory note and certain long-term debt, the fair value is determined by either: (i) discounting the future cash flows of the specific debt instrument at an estimated yield to maturity equivalent to benchmark government bonds or treasury bills with similar terms to maturity, plus a credit risk premium equal to that of issuers of similar credit quality; or (ii) obtaining from third parties indicative prices for the same or similarly rated issues of debt of the same remaining maturities. Since the Corporation does not intend to settle the long-term debt or promissory note prior to maturity, the excess of the estimated fair value above the carrying value does not represent an actual liability.

16. FINANCIAL RISK MANAGEMENT

The Corporation is primarily exposed to credit risk, liquidity risk and market risk as a result of holding financial instruments in the normal course of business.

Credit risk	Risk that a counterparty to a financial instrument might fail to meet its obligations under the terms of the financial instrument.

Liquidity risk	Risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial instruments.

Market risk
Risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices. The Corporation is exposed to foreign exchange risk, interest rate risk and commodity price risk.

Credit Risk

For cash equivalents, accounts receivable and other current assets, and long-term other receivables, the Corporation’s credit risk is generally limited to the carrying value on the consolidated balance sheet. The Corporation generally has a large and diversified customer base, which minimizes the concentration of credit risk. The Corporation and its subsidiaries have various policies to minimize credit risk, which include requiring customer deposits, prepayments and/or credit checks for certain customers and performing disconnections and/or using third-party collection agencies for overdue accounts.

ITC has a concentration of credit risk as a result of approximately 70% of its revenue being derived from three primary customers. Credit risk is limited as such customers have investment-grade credit ratings. ITC also reduces its exposure to credit risk by requiring a letter of credit or cash deposit equal to the credit exposure, which is determined by a credit-scoring model and other factors.

FortisAlberta has a concentration of credit risk as a result of its distribution service billings being to a relatively small group of retailers. FortisAlberta reduces its credit risk exposure by obtaining from the retailers either a cash deposit, bond, letter of credit, an investment-grade credit rating from a major rating agency, or a financial guarantee from an entity with an investment-grade credit rating.

UNS Energy, Central Hudson, FortisBC Energy and Aitken Creek may be exposed to credit risk in the event of non‑performance by counterparties to derivative instruments. The Companies use netting arrangements to reduce credit risk and net settle payments with counterparties where net settlement provisions exist. They also limit credit risk by mostly dealing with counterparties that have investment‑grade credit ratings. At UNS Energy, contractual arrangements also contain certain provisions requiring counterparties to derivative instruments to post collateral under certain circumstances.

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FORTIS INC. NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS For the three and nine months ended September 30, 2017 and 2016 (Unaudited)

Liquidity Risk

The Corporation’s consolidated financial position could be adversely affected if it, or one of its subsidiaries, fails to arrange sufficient and cost-effective financing to fund, among other things, capital expenditures, acquisitions and the repayment of maturing debt. The ability to arrange sufficient and cost-effective financing is subject to numerous factors, including the consolidated results of operations and financial position of the Corporation and its subsidiaries, conditions in capital and bank credit markets, ratings assigned by rating agencies and general economic conditions.

To help mitigate liquidity risk, the Corporation and its regulated utilities have secured committed credit facilities to support short-term financing of capital expenditures, seasonal working capital requirements, and for general corporate purposes. In addition to its credit facilities, ITC uses commercial paper to finance its short-term cash requirements, and may use credit facility borrowings, from time to time, to repay borrowings under its commercial paper program.

The Corporation’s committed corporate credit facility is used for interim financing of acquisitions and for general corporate purposes. Depending on the timing of cash payments from subsidiaries, borrowings under the Corporation’s committed corporate credit facility may be required from time to time to support the servicing of debt and payment of dividends. As at September 30, 2017, over the next five years, average annual consolidated fixed-term debt maturities and repayments are expected to be approximately $721 million. The combination of available credit facilities and reasonable annual debt maturities and repayments provides the Corporation and its subsidiaries with flexibility in the timing of access to capital markets.

As at September 30, 2017, the Corporation and its subsidiaries had consolidated credit facilities of approximately $5.3 billion, of which approximately $4.0 billion was unused, including $1.0 billion unused under the Corporation’s committed revolving corporate credit facility. The credit facilities are syndicated mostly with large banks in Canada and the United States, with no one bank holding more than 20% of these facilities. Approximately $4.8 billion of the total credit facilities are committed facilities with maturities ranging from 2019 through 2022.

The following summary outlines the credit facilities of the Corporation and its subsidiaries.

			As at
	Regulated	Corporate	September 30,	December 31,
($ millions)	Utilities	and Other	2017	2016
Total credit facilities (1)	3,950	1,385	5,335	5,976
Credit facilities utilized:
Short-term borrowings (1) (2)	(668)	—	(668)	(1,155)
Long-term debt (Note 6) (3)	(266)	(272)	(538)	(973)
Letters of credit outstanding	(73)	(55)	(128)	(119)
Credit facilities unused	2,943	1,058	4,001	3,729

(1)
Total credit facilities and short-term borrowings as at September 30, 2017 include $286 million outstanding under ITC’s commercial paper program (December 31, 2016 - $195 million). Outstanding commercial paper does not reduce available capacity under the Corporation’s consolidated credit facilities.

(2)	The weighted average interest rate on short-term borrowings was approximately 1.5% as at September 30, 2017 (December 31, 2016 - 1.7%).

(3)
As at September 30, 2017, none of the credit facility borrowings were classified as current installments of long-term debt on the consolidated balance sheet (December 31, 2016 - $61 million). The weighted average interest rate on credit facility borrowings classified as long‑term debt was approximately 2.4% as at September 30, 2017 (December 31, 2016 - 1.8%).

As at September 30, 2017 and December 31, 2016, certain borrowings under the Corporation’s and subsidiaries’ long-term committed credit facilities were classified as long-term debt. It is management’s intention to refinance these borrowings with long-term permanent financing during future periods. There were no material changes in credit facilities from that disclosed in the Corporation’s 2016 annual audited consolidated financial statements except as follows.

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FORTIS INC. NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS For the three and nine months ended September 30, 2017 and 2016 (Unaudited)

In March 2017 the Corporation repaid short-term borrowings using net proceeds from the issuance of common shares (Note 7). In July 2017 the Corporation amended its $1.3 billion unsecured committed revolving credit facility, resulting in an extension of the maturity date to July 2022. The Corporation has the option to increase the facility by $0.5 billion to $1.8 billion and, as at September 30, 2017, that option had not been exercised.

In September 2017 FortisAlberta repaid its $90 million bilateral credit facility using the proceeds from the issuance of long-term debt (Note 6). The bilateral credit facility was terminated upon repayment.

In October 2017 ITC replaced its US$1.0 billion ($1.2 billion) credit facility agreements with US$900 million ($1.1 billion) unsecured committed revolving credit facility agreements, maturing in October 2022.

Market Risk

Foreign Exchange Risk
The reporting currency of ITC, UNS Energy, Central Hudson, Caribbean Utilities, Fortis Turks and Caicos and Belize Electric Company Limited is the US dollar. The Corporation’s earnings from, and net investments in, foreign subsidiaries are exposed to fluctuations in the US dollar-to-Canadian dollar exchange rate. The Corporation has decreased the above-noted exposure through the use of US dollar-denominated borrowings at the corporate level. The foreign exchange gain or loss on the translation of US dollar-denominated interest expense partially offsets the foreign exchange gain or loss on the translation of the Corporation’s foreign subsidiaries’ earnings.

As at September 30, 2017, the Corporation’s corporately issued US$3,383 million (December 31, 2016 - US$3,511 million) long-term debt had been designated as an effective hedge of a portion of the Corporation’s foreign net investments. As at September 30, 2017, the Corporation had approximately US$7,671 million (December 31, 2016 ‑ US$7,250 million) in foreign net investments that were unhedged. Foreign currency exchange rate fluctuations associated with the translation of the Corporation’s corporately issued US dollar-denominated borrowings designated as effective hedges are recorded on the consolidated balance sheet in accumulated other comprehensive income and serve to help offset unrealized foreign currency exchange gains and losses on the net investments in foreign subsidiaries, which gains and losses are also recorded on the consolidated balance sheet in accumulated other comprehensive income.

Consolidated earnings and cash flows of Fortis are impacted by fluctuations in the US dollar-to-Canadian dollar exchange rate. On an annual basis, it is estimated that a 5 cent increase or decrease in the US dollar relative to the Canadian dollar exchange rate of US$1.00=CAD$1.25 as at September 30, 2017 would increase or decrease earnings per common share of Fortis by approximately 7 cents. In October 2017 the Corporation entered into forward sales contracts, with notional amounts totalling US$125 million, reducing its exposure to approximately 6 cents for every 5 cent change in the US dollar relative to the Canadian dollar. Management also continues to hedge future exchange rate fluctuations related to the Corporation’s foreign net investments and US dollar-denominated earnings streams through future US dollar-denominated borrowings, and will continue to monitor the Corporation’s exposure to foreign currency fluctuations on a regular basis.

Interest Rate Risk
The Corporation and most of its subsidiaries are exposed to interest rate risk associated with borrowings under variable-rate credit facilities, variable-rate long-term debt and the refinancing of long-term debt. The Corporation and its subsidiaries may enter into interest rate swap agreements to help reduce this risk (Note 15).

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FORTIS INC. NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS For the three and nine months ended September 30, 2017 and 2016 (Unaudited)

Commodity Price Risk
UNS Energy is exposed to commodity price risk associated with changes in the market price of gas, purchased power and coal. Central Hudson is exposed to commodity price risk associated with changes in the market price of electricity and gas. FortisBC Energy and Aitken Creek are exposed to commodity price risk associated with changes in the market price of gas. The risks have been reduced by entering into derivative contracts that effectively fix the price of natural gas, power and electricity purchases. These derivative instruments are recorded on the consolidated balance sheet at fair value and any change in the fair value is deferred as a regulatory asset or liability, as permitted by the regulators, for recovery from, or refund to, customers in future rates, except at Aitken Creek and wholesale trading contracts at UNS Energy where the changes in fair value are recorded in earnings (Note 15).

17. BUSINESS ACQUISITIONS

2017

Terminated Acquisition of an Interest in Waneta Dam
In May 2017 Fortis had entered into an agreement with Teck Resources Limited (“Teck”) to acquire a two-thirds ownership interest in the Waneta Dam and related transmission assets in British Columbia. In August 2017 BC Hydro exercised its right of first offer to acquire Teck’s two-thirds interest in the Waneta Dam and the purchase agreement between Fortis and Teck was terminated, resulting in the payment of a $28 million break fee to Fortis, which was recorded in operating expenses.

2016

ITC
On October 14, 2016, Fortis and GIC acquired all of the outstanding common shares of ITC for an aggregate purchase price of approximately US$11.8 billion ($15.7 billion) on closing, including approximately US$4.8 billion ($6.3 billion) of ITC consolidated indebtedness. ITC is now a subsidiary of Fortis, with an affiliate of GIC owning a 19.9% minority interest in ITC.

Under the terms of the transaction, ITC shareholders received US$22.57 in cash and 0.7520 of a Fortis common share per ITC share, representing total consideration of approximately US$7.0 billion ($9.4 billion). The net cash consideration totalled approximately US$3.5 billion ($4.7 billion) and was financed using: (i) net proceeds from the issuance of US$2.0 billion unsecured notes in October 2016; (ii) net proceeds from GIC’s US$1.228 billion minority investment, which includes a shareholder note of US$199 million; and (iii) drawings of approximately US$404 million ($535 million) under the Corporation’s non-revolving term senior unsecured equity bridge credit facility. On October 14, 2016, approximately 114.4 million common shares of Fortis were issued to shareholders of ITC, representing share consideration of approximately US$3.5 billion ($4.7 billion), based on the closing price for Fortis common shares of $40.96 and the closing foreign exchange rate of US$1.00=CAD$1.32 on October 13, 2016. The financing of the acquisition was structured to allow Fortis to maintain investment-grade credit ratings.

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FORTIS INC. NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS For the three and nine months ended September 30, 2017 and 2016 (Unaudited)

The following table summarizes the preliminary allocation of the purchase consideration to the assets and liabilities acquired as at October 14, 2016 based on their fair values, using an exchange rate of US$1.00=CAD$1.32. The purchase price allocation remains preliminary pending final assessment of fair value estimates, income taxes, consideration transferred, and identification of assets and liabilities.

($ millions)	Total

Share consideration	4,684
Cash consideration	4,658
Total consideration	9,342

Purchase consideration for 80.1% of ITC common shares	7,721
19.9% minority shareholder investment and shareholder note	1,621
9,342

Fair value assigned to net assets:
Current assets	319
Long-term regulatory assets	319
Capital assets, net	8,345
Intangible assets, net	392
Other long-term assets	71
Current liabilities	(625)
Assumed short-term borrowings	(311)
Assumed long-term debt (including current portion)	(5,989)
Long-term regulatory liabilities	(327)
Deferred income taxes	(926)
Other long-term liabilities	(166)
1,102
Cash and cash equivalents	134
Fair value of net assets acquired	1,236
Goodwill	8,106

The acquisition has been accounted for using the acquisition method, whereby financial results of the business acquired have been consolidated in the financial statements of Fortis commencing on October 14, 2016.

Acquisition-related transaction costs totalled approximately $118 million ($90 million after tax) in 2016. Acquisition-related transaction costs included: (i) investment banking, legal, consulting and other fees totalling approximately $79 million ($62 million after tax) in 2016, which were included in operating expenses; and (ii) fees associated with the Corporation’s acquisition credit facilities and deal-contingent interest rate swap contracts totalling approximately $39 million ($28 million after tax) in 2016, which were included in finance charges. From the date of acquisition, ITC also recognized US$21 million ($27 million) in after-tax expenses associated with the accelerated vesting of the Company’s stock-based compensation awards as a result of the acquisition, of which the Corporation’s share was US$17 million ($22 million).

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FORTIS INC. NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS For the three and nine months ended September 30, 2017 and 2016 (Unaudited)

Supplemental Pro Forma Data
The unaudited pro forma financial information below gives effect to the acquisition of ITC as if the transaction had occurred at the beginning of 2016. This pro forma data is presented for information purposes only, and does not necessarily represent the results that would have occurred had the acquisition taken place at the beginning of 2016, nor is it necessarily indicative of the results that may be expected in future periods.

($ millions)	2016
Pro forma revenue	7,995
Pro forma net earnings attributable to common equity shareholders (1)	919

(1)
Pro forma net earnings attributable to common equity shareholders exclude all after-tax acquisition-related transaction costs incurred by ITC and the Corporation. A pro forma adjustment has been made to net earnings for the 12 months ended December 31, 2016 to reflect the Corporation’s after‑tax financing costs associated with the acquisition.

Aitken Creek
On April 1, 2016, Fortis acquired Aitken Creek Gas Storage ULC from Chevron Canada Properties Ltd. for approximately $349 million (US$266 million), plus the cost of working gas inventory. The net cash purchase price was initially financed through US dollar-denominated borrowings under the Corporation’s committed revolving credit facility. In December 2015 the Corporation paid a deposit of $38 million (US$29 million) as part of the purchase consideration for the transaction (Note 14).

The allocation of purchase consideration to the assets and liabilities acquired as at April 1, 2016, based on their fair values, resulted in the recognition of approximately $27 million in goodwill, which is associated with deferred income tax liabilities. The acquisition has been accounted for using the acquisition method, whereby financial results of the business acquired have been consolidated in the financial statements of Fortis commencing on April 1, 2016. The purchase price allocation was finalized during the first quarter of 2017.

18. COMMITMENTS AND CONTINGENCIES

There were no material changes in the nature and amount of the Corporation’s commitments from those disclosed in the Corporation’s 2016 annual audited consolidated financial statements.

The Corporation and its subsidiaries are subject to various legal proceedings and claims associated with the ordinary course of business operations. The following describes the nature of the Corporation’s contingencies.

Central Hudson
Prior to and after its acquisition by Fortis, various asbestos lawsuits have been brought against Central Hudson. While a total of 3,367 asbestos cases have been raised, 1,177 remained pending as at September 30, 2017. Of the cases no longer pending against Central Hudson, 2,034 have been dismissed or discontinued without payment by the Company, and Central Hudson has settled the remaining 156 cases. The Company is presently unable to assess the validity of the outstanding asbestos lawsuits; however, based on information known to Central Hudson at this time, including the Company’s experience in the settlement and/or dismissal of asbestos cases, Central Hudson believes that the costs that may be incurred in connection with the remaining lawsuits will not have a material effect on its financial position, results of operations or cash flows and, accordingly, no amount has been accrued in the condensed consolidated interim financial statements.

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FORTIS INC. NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS For the three and nine months ended September 30, 2017 and 2016 (Unaudited)

FHI
In April 2013 FHI and Fortis were named as defendants in an action in the B.C. Supreme Court by the Coldwater Indian Band (“Band”). The claim is in regard to interests in a pipeline right of way on reserve lands. The pipeline on the right of way was transferred by FHI (then Terasen Inc.) to Kinder Morgan Inc. in April 2007. The Band seeks orders cancelling the right of way and claims damages for wrongful interference with the Band’s use and enjoyment of reserve lands. In May 2016 the Federal Court entered a decision dismissing the Coldwater Band’s application for judicial review of the ministerial consent. In September 2017 the Federal Court of Appeal set aside the minister’s consent and returned the matter to the minister for redetermination. The outcome cannot be reasonably determined and estimated at this time and, accordingly, no amount has been accrued in the condensed consolidated interim financial statements.

Fortis and ITC
Following announcement of the acquisition of ITC in February 2016, complaints which named Fortis and other defendants were filed in the Oakland County Circuit Court in the State of Michigan (“Superior Court”) and the United States District Court in and for the Eastern District of Michigan. The complaints generally allege, among other things, that the directors of ITC breached their fiduciary duties in connection with the merger agreement and that ITC, Fortis, FortisUS Inc. and Element Acquisition Sub Inc. aided and abetted those purported breaches. The complaints seek class action certification and a variety of relief including, among other things, unspecified damages and costs, including attorneys’ fees and expenses. In July 2016 the federal actions were voluntarily dismissed by the federal plaintiffs. The federal plaintiffs reserved the right to make certain other claims, and ITC and the individual members of the ITC board of directors reserved the right to oppose any such claim. In June 2016 the Superior Court granted a motion for summary disposition dismissing the aiding and abetting claims asserted against Fortis, FortisUS Inc. and Element Acquisition Sub Inc. In March 2017 an agreement in principle was reached to settle the case, subject to formal documentation and court approval. In September 2017 a final settlement approval hearing was held after which the court entered an order and final judgment approving the settlement. Pursuant to the order and final judgment, the shareholder class action litigation against ITC has been dismissed.

Fortis Turks and Caicos
In September 2017 the Turks and Caicos Islands were struck by Hurricane Irma, resulting in significant damage to Fortis Turks and Caicos’ transmission and distribution system. Damaged energy infrastructure interrupted the Company’s ability to provide electricity service to its customers, and restoration efforts continue. The Company is currently assessing the total cost of restoration. The possibility exists that the impact of Hurricane Irma could adversely affect future earnings of Fortis Turks and Caicos as well as impair its capital assets and goodwill. The outcome cannot be reasonably determined or estimated at this time and, accordingly, no amount has been accrued in the condensed consolidated interim financial statements.

19. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to comply with current period presentation. To correct the treatment of related-party transactions to be in accordance with accounting standards for rate-regulated entities, Fortis no longer eliminates related-party transactions between non-regulated and regulated entities. As a result, the sale of energy from the Waneta Expansion to FortisBC Electric and the lease of natural gas storage from Aitken Creek to FortisBC Energy are no longer eliminated, increasing both revenue and energy supply costs for the three and nine months ended September 30, 2016 by $18 million and $41 million, respectively (Note 4).

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